                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 25049

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                       ALEXANDER & ALEXANDER SERVICES INC.
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                    014476105
                                 (CUSIP Number)

                               Florence A. Davis -
                       Vice President and General Counsel
                       American International Group, Inc.
                                 70 Pine Street
                            New York, New York 10270
                                 (212) 770-5457
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 11, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D


CUSIP NO. 014476105                                           PAGE 2 OF 44 PAGES

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            American International Group, Inc.
            IRS No. 13-2592361

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                  (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*

            WC

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            Incorporated in the State of Delaware

7.    SOLE VOTING POWER

            None

8.    SHARED VOTING POWER

            4,960,719

9.    SOLE DISPOSITIVE POWER

            None

10.   SHARED DISPOSITIVE POWER

            4,960,719

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,960,719

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                        [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (represents 9.9% of the outstanding voting stock of Alexander & Alexander Services Inc.)

            10.34%

14.   TYPE OF REPORTING PERSON*

            HC, CO

            *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D


CUSIP NO. 014476105                                           PAGE 3 OF 44 PAGES


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            American Home Assurance Company
            IRS No. 13-5124990

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                  (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*

            WC

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            Incorporated in the State of New York

7.    SOLE VOTING POWER



8.    SHARED VOTING POWER

            3,472,503

9.    SOLE DISPOSITIVE POWER



10.   SHARED DISPOSITIVE POWER

            3,472,503

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,472,503

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                         [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.24%

14.   TYPE OF REPORTING PERSON*

            IC, CO

            * SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D


CUSIP NO. 014476105                                           PAGE 4 OF 44 PAGES


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Commerce & Industry Insurance Company
            IRS No. 31-1938623

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                  (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*

            WC

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            Incorporated in the State of New York

7.    SOLE VOTING POWER


8.    SHARED VOTING POWER

            744,107

9.    SOLE DISPOSITIVE POWER



10.   SHARED DISPOSITIVE POWER

            744,107

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     [ ]

            744,107

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                         [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.55%

14.   TYPE OF REPORTING PERSON*

            IC, CO

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D


CUSIP NO. 014476105                                           PAGE 5 OF 44 PAGES


1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            The Insurance Company of the State of Pennsylvania
            IRS No. 31-5540698

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                  (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*

            WC

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            Incorporated in the State of Pennsylvania

7.    SOLE VOTING POWER



8.    SHARED VOTING POWER

            744,107

9.    SOLE DISPOSITIVE POWER



10.   SHARED DISPOSITIVE POWER

            744,107

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    [ ]

            744,107

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                        [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.55%

14.   TYPE OF REPORTING PERSON*

            IC, CO

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION



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Item 1. Security and Issuer


            This Amendment No. 3 to Schedule 13D relates to the common stock, $1.00 par value per share (the "Common Stock"), of Alexander & Alexander Services Inc., a Maryland corporation (the "Company"). Capitalized terms used herein without definition shall have the meanings given to such terms in the
Schedule 13D relating to the Common Stock filed by the Reporting Persons with the Securities and Exchange Commission on July 15, 1994 (the "Schedule 13D").

Item 2. Identity and Background

            Item 2 is amended by deleting the first sentence of the second paragraph and replacing it with the following:

            "Starr International Company, Inc., a private holding company incorporated in Panama ("SICO"), The Starr Foundation ("The Starr Foundation"), a New York not-for-profit corporation, and C.V. Starr & Co., Inc., a Delaware corporation ("Starr"), have the right to vote approximately 16.14%, 3.46% and 2.39%, respectively, of the outstanding common stock of AIG."

Item 5. Interests in Securities of the Issuer


            Item 5 is amended by adding the following:

            "The information required by this Item is set forth in Items 7 through 11 and 13 of the cover pages of this Amendment No. 3 to Schedule 13D and is based on the number of shares of Common Stock outstanding as of November 1, 1996 as contained in the Company's quarterly report on Form 10-Q relating to the quarterly period ended September 30, 1996.

            The number of shares beneficially owned by AIG and the Purchasers, as described in Items 7 through 11 and 13 of the cover pages of this Amendment No. 3 to Schedule 13D, reflects (i) the Purchasers' purchase of the Preferred Shares pursuant to the Stock Purchase and Sale Agreement,
      (ii) the beneficial ownership of the Portfolio Shares by AHAC and (iii) the receipt by the Purchasers of dividends on the Preferred Shares owned by them which were paid in the form of additional Preferred Shares, as reported in Amendment No. 1 to Schedule 13D dated February 15, 1995 and Amendment No. 2 to Schedule 13D dated February 15, 1996 and in the amounts and on the dates set forth below:


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                             Preferred
                             Shares
      Purchaser              Received                    Date
      ---------              ---------                 --------
      AHAC                   62,681                    03/15/96
      AHAC                   63,934                    06/15/96
      AHAC                   65,213                    09/15/96
      AHAC                   66,517                    12/15/96
      CIIC                   13,432                    03/15/96
      CIIC                   13,700                    06/15/96
      CIIC                   13,974                    09/15/96
      CIIC                   14,254                    12/15/96
      ICP                    13,432                    03/15/96
      ICP                    13,700                    06/15/96
      ICP                    13,974                    09/15/96
      ICP                    14,254                    12/15/96"

Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

            Item 6 is amended by adding the following:

            "Pursuant to a Stock Purchase and Sale Agreement dated December 11, 1996 (the "Aon Purchase Agreement") between AIG and Aon Corporation, a Delaware corporation ("Aon"), AIG, for and on behalf of itself, AHAC, CIIC and ICP, agreed to sell all of the Preferred Shares to Aon for a purchase price of $317,500,000 in cash plus a cash amount equal to all accrued and unpaid dividends on the Preferred Shares. The closing (the "Aon Closing") of such purchase and sale is scheduled to take place on the date which is two business days after Aon or any affiliate of Aon first acquires on or after December 11, 1996 in any manner any equity interest in the Company, or any right or security convertible or exercisable into any such interest, or any right to acquire any thereof, by purchase or tender offer or otherwise (an "Aon Equity Acquisition").

            Under the Aon Purchase Agreement, all the rights and preferences of the Preferred Shares remain in full force and effect until the Closing; provided, however, that AIG agreed to suspend voluntarily its rights under Section (9d). of the Articles Supplementary and its right to require the Company to repurchase any of the Preferred Shares pursuant to Section 7 of the Articles Supplementary related thereto, in each case until the earlier of the Closing or termination of the Aon Purchase Agreement. Further, AIG agreed not to transfer, assign, sell, pledge or otherwise dispose of any of the Preferred Shares to any third party, other than as

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      contemplated in the Aon Purchase Agreement, until the earlier of the
      Closing or the termination of the Aon Purchase Agreement.

            The Aon Purchase Agreement (A) terminates without any action by the parties thereto on the earliest of (i) if the Closing shall not have occurred, April 15, 1997, (ii) if the Closing has not occurred, four business days after an Aon Equity Acquisition and (iii) the effective date of termination of the Merger Agreement dated December 11, 1996 between Aon, the Company and the other parties thereto, as amended from time to time, and (B) may be terminated at any time prior to the Closing by a written instrument executed and delivered by the parties thereto."

Item 7. Material To Be filed as Exhibits

            Item 7 is amended as follows:

            (a) the previously filed Exhibit A is replaced with the following updated exhibit:

                  A. Executive Officers and Directors of AIG, the Purchasers, SICO, The Starr Foundation and Starr.

            (b) a new Exhibit I is added as follows:

                  I. Stock Purchase and Sale Agreement, dated as of December 11, 1996 between AIG and Aon.



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                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 24, 1996

                                    AMERICAN INTERNATIONAL GROUP, INC.


                                    By:   /s/ Edward E. Matthews
                                       -----------------------------------------
                                        Name:   Edward E. Matthews
                                        Title:  Vice Chairman


                                    AMERICAN HOME ASSURANCE COMPANY


                                    By:   /s/ Edward E. Matthews
                                       -----------------------------------------
                                        Name:   Edward E. Matthews
                                        Title:  Senior Vice President


                                    COMMERCE AND INDUSTRY INSURANCE
                                     COMPANY


                                    By:   /s/ Edward E. Matthews
                                       -----------------------------------------
                                        Name:   Edward E. Matthews
                                        Title:  Senior Vice President


                                    THE INSURANCE COMPANY OF THE STATE
                                    OF PENNSYLVANIA


                                    By:   /s/ David J. Walsh
                                       -----------------------------------------
                                        Name:   David J. Walsh
                                        Title:  Senior Vice President,
                                                General Counsel

                                  Exhibit Index



Exhibit No.             Description                                     Page No.
-----------             -----------                                     --------
Exhibit A               Executive Officers and
                          Directors

Exhibit I               Stock Purchase and Sale
                          Agreement dated as of
                          December 11, 1996
                          between AIG and Aon